PART II

In this report, unless the context indicates otherwise, the terms “ShantiNiketan,” “we,” “us,” “our,” or “the Company” refer to ShantiNiketan International Corporation.

This annual report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. The factors described herein and other factors could cause our actual results of operations and financial condition to differ materially from those expressed in any forward-looking statements we make and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Item 1. Business

Our Corporate History:

We are a corporation that was organized under the laws of the State of Nevada on July 12, 2017. In connection with the formation of our company, we issued an aggregate of 25,000,100 shares to our Executive Chairman and members of his family in exchange for cash contributions of $25,000 and the contribution to us by a trust controlled by Iggy Ignatius of a license agreement for our use of certain intellectual property.

On December 5, 2017, we commenced an offering of up to 25,000,000 shares of our Common Stock at a fixed price of $1.00 per share. As of the date of this report, we have sold 1,183,736 shares of our Common Stock in this offering and raised $1,183,736 in gross proceeds. We incurred approximately $85,433 in expenses related to this offering and the remaining proceeds of $1,098,303 after deducting offering expenses will be used for working capital purposes, including the funding of land purchases, construction and expanding our sales and marketing efforts, as well as for general corporate purposes.

Vision:

To provide quality planned 55-plus niche community designed for Indian-Americans, in the United States and around the world.

Mission:

To provide a viable and cost-effective option for the professional retirees during their golden years to live in a comfortable and secure community. A place where a couple can live within their retirement incomes and means, regardless of their net worth.

Corporate Social Responsibility:

We believe in the idea of social responsibility balancing economic achievement and social needs, while at the same time addressing the expectations of shareholders and stakeholders. In order to fulfill this social responsibility, we plan to commit, annually, up to 10% of our net after tax income. These funds will be dedicated to nonprofit entities that will provide access to affordable retirement housing to those seniors who cannot afford to live in a community like ShantiNiketan.

Background and Current Market:

As baby boomers begin to retire, we expect the market for 55-plus niche communities to continue to expand at an increasing rate. Retirement housing development is a booming industry dominated by big players like Centex Homes, Marriott, Pulte Homes (Del Webb), The Villages, among others, but these companies largely target the mainstream market. The few niche markets that have developed are primarily based on religious preferences.

Most of the existing 55-plus niche communities cater to the activity interests of the residents, such as golf, tennis, swimming, etc. Many communities also offer food as part of their amenities, and residents can opt to eat in the common cafeterias. But many of the non-religious affiliated 55-plus niche communities are for-profit organizations and tend to be expensive for the common retiree.

One segment of the market that we believe has been underserved by the industry is the population with strict dietary needs, like pure vegetarians, vegans, etc. ShantiNiketan (Peace House), a brand developed by Iggy Ignatius (Iggy), our founder and Chairman of the Board of Directors, is a pioneer in this niche. Mr. Ignatius, through an entity that he owns or controls, has completed sales in two planned 55-plus niche community projects with a combined 174 condominium homes in Florida that focus on Indian culture and food, with a third 55-plus niche community project with 120 condos now under construction with plans to build, market and sell up to 880 additional units in phases within this community.

We believe that there is no other 55-plus niche community that offers ethnic foods at a reasonable cost. We plan to cater to this market by developing ShantiNiketan branded communities in locations we believe there is adequate demand. Based on the positive feedback Iggy has received from acquaintances from across the country that we believe represent potential buyers, we plan to develop our 55-plus niche communities throughout the U.S. and internationally. We believe that our target market is seeking to live in our planned niche communities so that they will remain close to their children.

Market Demographics:

We strongly believe long-term demographic trends will drive and support our sustained growth. These trends include:

●	In 2015, one in eight people worldwide was 60 years or older. By 2030, older persons are projected to account for one in six people globally. By the middle of the twenty-first century, one in every five people will be 60 years or older. By 2030, more than one-fourth of U.S. population will be over 60 years old.[1]

●	The current population of India is approximately 1.3 billion, based on the latest United Nations estimates. This represents approximately 17.9% of the total world population.

1 United Nations Department of Economic and Social Affairs, Population Division’s report titled “World Population Aging 2015”

●	In the U.S., there are more than 3.2 million Indian Americans whose ancestry belongs to ethnic groups of the Republic of India and in 2010, 87.2% were foreign-born adults, which is the highest percentage among the six largest Asian-American groups; of those, 37.6% had been in the U.S. 10 years or less. 70% of Indian Americans aged 25 and older had college degrees in 2010, by far the highest rate among the six Asian-American groups studied and 2.5 times the rate among the overall U.S. population. According to the 2016 Pew Research Center analysis of 2010 American Community Survey, Integrated Public Use Microdata Sample reveals that 40.6% of Indian Americans 25 and older have graduate or professional degrees, and 32.3% have bachelor’s degrees; an additional 10.4% have some college education. The median annual household income for Indian Americans was $88,000 in 2010, much higher than for all Asian Americans ($66,000) and all U.S. households ($49,800). In 2010, more than 28% of Indian Americans worked in science and engineering fields; according to the 2013 American Community Survey, more than two-thirds (69.3%) of adult Indian Americans were in management, business, science and arts occupations.[2]

●	According to Prof. Devesh Kapur, a professor of political science at the University of Pennsylvania and co-author of “The Other One Percent: Indians in America” (Oxford University Press, 2017), the 3 million odd individuals of Indian origin who currently reside in the U.S., which constitutes roughly about 1 percent of the total U.S. population, arrived in three distinct periods. The “early movers” came in the wake of the Immigration and Nationality Act of 1965, which replaced a national-origins quota system that governed immigration in the U.S. with a preference based on skills and family relationships. The 12,000 or so India-born immigrants a year arriving in this group were unusually well educated, with numbers favoring doctors, engineers and scientists. Phase two of Indian immigration, dating from the early 1980s, was the “family” cohort, when some 30,000 relatives a year of those who had settled in the U.S came in. About two-thirds of India-born Americans have arrived in the ongoing third wave, or what Kapur and his co-authors dubbed “the IT generation.” The influx of as many as 100,000 computer specialists a year from India began with concerns over Y2K in the mid-1990s, as American companies sought to revamp their systems to avoid “millennial meltdown” when computers programmed with a two-digit year code would have to cope with the dates of the 21st century. Based on simple reproductive expectations of a group where two-thirds are between 20 and 35 years old, the India-origin population in the U.S. could double by 2030, becoming “the other two percent.” Therefore, according to Prof. Kapur’s numbers, about 20% (600,000) of the 3 million Indian Americans in the U.S. are of retirement age or nearing retirement, which supports our view that there is a substantial market for Indian themed retirement communities. According to the U.S. Census Bureau data from 2010, 63% of Indian Americans live in California, New York-New Jersey, Texas, Illinois and Florida.

Business Strategy:

Following the accomplishments of our founder in developing the ShantiNiketan branded 55-plus niche communities in Florida, we now seek to utilize this model to expand to other markets with a broader geographic scope. Through the offering of our common stock discussed in our Offering Circular dated December 6, 2017, we are seeking sufficient capital to bring the ShantiNiketan branded communities concept initially to three potential cities in the U.S., and to be followed by expanding to other potential cities including cities in countries outside of the U.S., where there are substantial number of expatriates from the Indian subcontinent. Using the net proceeds from our offering, we expect to fund the initial phase of one 55-plus niche communities in cities where there is a high concentration of diaspora from the Indian subcontinent. We plan to fund construction of additional phases within this community from the proceeds of expected sales.

Following this initial 55-plus niche community, as the capital and cash flows are realized, we intend to explore development of additional similar ShantiNiketan branded communities in other cities in the U.S. and on a worldwide basis where there is a demand for a ShantiNiketan themed community.

Based on our internal research, we have identified the following locations where there is a high concentration of members of the Indian community:

●	Arizona	●	New York
●	California	●	North Carolina
●	Colorado	●	Ohio
●	Georgia	●	Pennsylvania
●	Illinois	●	South Carolina
●	Kuala Lumpur, Malaysia	●	Sydney, Australia
●	Maryland	●	Texas
●	Melbourne, Australia	●	Toronto, Canada
●	Michigan	●	Virginia
●	Nevada	●	Washington
●	New Jersey

2 http://www.pewresearch.org/fact-tank/2014/09/30/5-facts-about-indian-americans/

Typical Project Finances:

Based on our management team’s past experience in developing similar 55-plus niche communities in Florida, we propose to build as part of an initial phase of development, a total of about 100 to 120 two or three-bedroom condominium homes in each targeted location with a common clubhouse, in a layout nearly identical to the layouts previously used by members of our management in existing ShantiNiketan communities in Tavares, Florida. The typical condominium unit is expected to include 2 to 3 bedrooms with 2 baths, a study, great room, living, dining and kitchen areas covering approximately 1,200-1,500 sq. ft. air-conditioned space, plus a one-car garage. The common clubhouse facility building is expected to be approximately 10,000 sq. ft.

Total project costs are estimated at $29 million per development, with projected per development revenues of $36.3 million resulting in an estimate gross profit of $7.3 million per development. We plan to finance the initial phase of construction for each project from the proceeds from pre-sale of rights to condominium units which we estimate to be at least $8.0 million to $10.0 million per project. The initial phase of construction will consist of sitework, common infrastructure improvements, a clubhouse and a condominium structure with 12 units. Additional 12 unit structures will be built upon completion of pre-sales of each 12 unit structure and as working capital permits. Each project is expected to be completed within 48 months from the time a contract for the land is secured.

Each project has been divided into the following stages, with accompanying estimated timeframes:

Phase	No. of Months
Land acquisition and obtaining approvals	9
Site work	9
Phase 1 buildings – approx. 12 units and clubhouse	12
Phase 2 buildings – approx. 24 condos	9
Phase 3 buildings – the remaining condos	9
Total Project Duration	48

The actual duration of each planned community would differ depending on the land acquisition, permit approval process, sales momentum, construction delays, among other factors normally encountered in the acquisition, development and sale of retirement condominium homes. Management believes, however, based on the past experience of its management team, that it can achieve similar financial and timeline milestones it has achieved in the past.

In addition to our attentiveness on maintaining adequate liquidity and evaluating opportunities to build ShantiNiketan branded 55-plus niche communities in new cities, our key business strategies are detailed below. We believe that these strategies will separate us from our competitors in the 55-plus niche community designed for Indian-Americans retirement community building industry and the adoption, implementation and observance to these principles will continue to benefit our business.

Our aim is to become a pioneer and experienced 55-plus niche community builder in each of the markets in which we plan to operate, which will enable us to achieve controls and economies of scale, and distinguish ourselves from most of our competitors.

We are committed to customer satisfaction and quality in the homes that we plan to build. We recognize that our prospective success rests in the ability to deliver proven and quality Indian themed retirement homes to satisfied customers. We seek to expand on Iggy’s commitment to customer service through a variety of quality initiatives Iggy has developed in his completed communities. In addition, we plan to focus on attracting and developing quality team members and associates.

We plan to focus on achieving a high return on invested capital. Each new ShantiNiketan branded community we target for development will be evaluated based on its ability to meet or exceed internal rate of return requirements, among other metrics we believe are essential to achieve the returns on invested capital we set. Our belief is that the best way to generate permanent value for our shareholders is through a robust emphasis on return on invested capital.

We prefer to use a risk-averse land stratagem. We will attempt to acquire land with a minimum cash investment and will negotiate takedown options, thereby limiting the financial exposure to the amounts invested in property and predevelopment costs. This approach will considerably reduce our risk and will largely allow us to obtain necessary development approvals before acquisition of the land.

Operating Policies and Procedures:

We plan to reduce the effect of certain risks inherent in the 55-plus niche community industry through the following policies and procedures:

Training - Our training will be planned to deliver our team members and associates who we plan to hire as we ramp up our development plans with the knowledge, attitudes, skills and habits necessary to succeed in their jobs. We plan to provide our team members and associates with the availability of online or webinar training in sales, construction, administration and managerial skills.

Land Acquisition, Planning, and Development - Before entering into a contract to acquire land, we will complete wide-ranging comparative studies and analyses which will assist us in evaluating the economic feasibility of such land acquisition. We plan to follow a policy of acquiring options to purchase land for future community developments.

●	Where possible, we will acquire land for future development through the use of land options, which need not be exercised before the completion of the regulatory approval process. We will try to structure these options with flexible takedown schedules rather than with an obligation to take down the entire parcel upon receiving regulatory approval. If we are unable to negotiate flexible takedown schedules, we may buy parcels in a single bulk purchase.

●	We plan to include various conditions in the option and purchase agreements we expect to enter into, including, but not limited to, our capability to obtain necessary governmental approvals for the proposed community. Generally, we will seek to have the deposit on the agreement be returned to us if all approvals are not obtained, although predevelopment costs may not be recoverable. By paying an additional nonrefundable deposit, we will have the right to extend a substantial number of options for varying periods of time. In most instances, we will have the right to cancel any of our land option agreements by forfeiture of our deposit on the agreement.

Design - Our ShantiNiketan branded communities are expected to be located in urban and suburban areas easily accessible through public and personal transportation. Our communities will be designed as neighborhoods that fit prevailing land characteristics. Our communities will be typically located where public water and sewer are provided. Further, our communities will be located close by to hospitals and major airports. We will strive to create and replicate the ShantiNiketan communities our founder has developed in Florida, which will allow the customer experience to be the same across geographies. Planned recreational activities and amenities, such as clubhouses and other facilities will be included to bring about the Indian living experience, which is the essence of ShantiNiketan.

Construction - We plan to design and supervise the development and building of our communities. Our condominium homes will be constructed according to standardized prototypes developed by Iggy for the existing ShantiNiketan communities in Florida, which are designed and engineered to provide pioneering product design while attempting to minimize costs of construction. We will normally employ subcontractors for the installation of site improvements and construction of the condominium homes. Agreements with subcontractors are expected to be short term and provide for a fixed price for labor and materials.

Because of the risks involved in speculative building, our general policy will be to first construct the clubhouse and one wing. The revenue from the first wing will fund the construction of two more wings. The revenue from the two wings will helps us construct the next four wings and so on.

Materials and Subcontractors - We will endeavor to maintain effective operations by utilizing standardized materials available from a variety of sources. In addition, we will normally contract with subcontractors to construct our homes. We plan to decrease construction and administrative costs by consolidating the number of vendors serving each development project. In recent years, the construction industry has experienced some construction delays due to shortage of labor in certain markets; and we cannot predict the extent to which scarcities in necessary materials or labor may occur in the future.

Marketing and Sales - Our communities will be sold principally through on-site sales offices. In order to respond to our customers’ needs, we will rely upon our internal market research to evaluate information gathered from, among other sources, buyer profiles, exit interviews at model sites, focus groups and demographic databases. We will make use of, depending on the availability of working capital, our website, internet, television, direct mail advertising, participating in Indian events with a promotional booth, and illustrated brochures. In addition, we plan to have home design galleries in our markets, which will offer a wide range of customer options to satisfy individual customer tastes.

Customer Service and Quality Control - We plan to have our team members and associates be responsible for customer service and pre-closing quality control inspections as well as responding to post-closing customer needs. Prior to closing, each condominium home will be inspected and any required completion work will be undertaken by us or our subcontractors. Our homes will be enrolled in a standard limited warranty program which, in general, provides a homebuyer with a limited warranty for the home’s materials and workmanship which follows each State’s applicable statute of repose. All of the warranties contain standard exceptions, including, but not limited to, damage caused by the customer.

Customer Financing - We will sell our homes to customers who will generally self-finance their purchases or will finance it through mortgages that are obtained directly by themselves from a financial institution.

Development Activities:

Our development activities will include site planning and engineering, procurement of environmental and other regulatory approvals and constructing roads, sewer, water, and drainage facilities, recreational facilities, and other amenities, and marketing and selling homes. These activities will be performed by our team members and associates, together with independent architects, consultants and contractors.

Raw Materials:

The homebuilding industry has from time to time experienced raw material and labor scarcities. In particular, scarcities and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of or increase in the cost of developing one or more of our communities. We endeavor to maintain efficient operations by utilizing standardized materials available from a variety of sources. In recent years, the homebuilding industry has experienced some construction delays due to shortage of labor in certain markets; and we cannot forecast the extent to which scarcities in necessary materials or labor may occur in the future. In addition, we will normally contract with subcontractors to construct our homes.

Competition:

Our planned 55-plus niche community homebuilding operations are highly competitive. While we believe that we are one of the pioneers of niche 55-plus community designed for Indian-American in the U.S. competitors could arise in the markets we choose. We expect to compete mainly on the basis of reputation, price, location, design, quality, services and amenities.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of all of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and delay compliance with new or revised accounting standards until those standards are applicable to private companies. We have elected to take advantage of the benefits of this extended transition period.

We could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of our first common equity offering, although circumstances could cause us to lose that status earlier if our annual revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in any three-year period, or if we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

We also qualify as a “smaller reporting company” under Rule 12b-2 of the Exchange Act, which is defined as a company with a public equity float of less than $75 million. To the extent that we remain a smaller reporting company at such time as are no longer an emerging growth company, we will still have reduced disclosure requirements for our public filings some of which are similar to those of an emerging growth company, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Regulation and Environmental Matters:

We will become subject to widespread and complex laws and regulations that affect the development of land and home building, sales and customer financing processes, concerning zoning, building design, construction, and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular locality. In addition, we are subject to registration and filing requirements in connection with the construction, advertisement and sale of our communities in certain states and localities in which we plan to launch a ShantiNiketan community even if all necessary government approvals have been obtained. We may also be subject to periodic delays or may be precluded completely from developing communities due to building moratoriums that could be implemented in the future in the states and local governments in which we plan to operate. Generally, such moratoriums relate to lack of water or sewerage facilities or inadequate road capacity.

In addition, some state and local governments in markets where we may locate a future ShantiNiketan community have approved, and others may approve, slow-growth, or no-growth initiatives that could negatively affect the availability of land and building opportunities within those areas. Approval of these initiatives could adversely affect our ability to build and sell homes in the affected markets and/or could necessitate the satisfaction of additional administrative and regulatory requirements, which could result in decelerating the progress or increasing the costs of our homebuilding operations in these markets. Any such delays or costs could have a negative outcome on our future revenues and earnings.

We will also become subject to a variety of local, state, federal and foreign laws and regulations regarding protection of health and the environment, including those regulating the emission or discharge of materials into the environment, the management of storm-water runoff at construction sites, the handling, use, storage and disposal of hazardous substances, impacts to wetlands and other sensitive environments, and the remediation of contamination at properties that we will develop (“environmental laws”). The particular environmental laws which apply to any given community vary significantly according to the community site, the site’s environmental conditions and the present and former uses of the site.

Despite our management’s past ability to obtain necessary permits and approvals for ShantiNiketan communities, we expect that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot consistently predict the extent of any effect these requirements may have on us, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules and regulations and their interpretation and application.

Employees

As of December 31, 2017, we employed two full-time employees who were comprised of our Executive Chairman and Chief Executive Officer. We entered into at-will employment agreements with these two employees effective as of January 1, 2018. See Item 3. Directors and Officers - Compensation of Directors and Executive Officers. We believe that we maintain a satisfactory working relationship with our employees and have not experienced any labor disputes.

Legal Proceedings

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business. There are no legal proceedings currently pending against us which we believe would have a material effect on our business, financial position or results of operations and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Property

Our principal executive office is located at 2100 ShantiNiketan Blvd, Tavares, FL 32778 where we currently occupy shared space with a related party. The premises are owned by a related party and temporarily furnished at no cost to us. Future rent payments will be determined when the company requires additional space.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trend Information

We are a corporation that was organized under the laws of the State of Nevada on July 12, 2017. In connection with the formation of our company, we issued an aggregate of 25,000,100 shares to our Executive Chairman and members of his family in exchange for cash contributions of $25,000 and the contribution to us by a trust controlled by Iggy Ignatius of a license agreement for our use of certain intellectual property.

Business Strategy:

We plan to develop 55-plus niche communities that focus on the underserved Indian population with strict dietary needs, like pure vegetarians, vegans, etc. ShantiNiketan (Peace House), a brand developed by Iggy Ignatius (Iggy), our founder and Chairman of the Board of Directors, is a pioneer in this niche market. Following the accomplishments of Iggy in developing ShantiNiketan branded 55-plus niche communities in Florida, we are utilizing this model to develop a 55-plus niche community initially in the Houston, Texas market. While we plan to expand to other markets with a broader geographic scope, we are focusing our efforts on a planned project in Houston Texas.

Through the offering of 25,000,000 shares of our common stock at $1.00 per share discussed in our Offering Circular dated December 6, 2017, in 2018, we issued 1,183,736 shares of our Common Stock and raised $1,183,736 in gross proceeds. We incurred approximately $85,433 in expenses related to this offering. The remaining proceeds in the amount of $1,098,303 will be used for working capital purposes, including marketing and the partial funding of the initial deposits for the purchase of land for projects we intend to commence in Central Florida and Houston Texas as discussed below.

We plan to finance the initial phase of construction for each project from the proceeds from pre-sale of rights to condominium units which we estimate to be at least $8.0 million to $10.0 million per project. The initial phase of construction will consist of sitework, common infrastructure improvements, a clubhouse and a condominium structure with 12 units. Additional 12 unit structures will be built upon completion of pre-sales of each 12 unit structure and as working capital permits. Each project is expected to be completed within 48 months from the time a contract for the land is secured.

Our development activities will include site planning and engineering, procurement of environmental and other regulatory approvals and constructing roads, sewer, water, and drainage facilities, recreational facilities, and other amenities, and marketing and selling homes. These activities will be performed by our team members and associates, together with independent architects, consultants and contractors.

In furtherance of our development efforts, on January 16, 2018 the Company entered into a purchase and sales agreement with ShantiNiketan Ashram, Inc., a non-profit organization controlled by the Company’s Chairman of the Board of Director, for the purchase of real property. The purchase price for the property shall be $3,000,000. In January 2018, the Company made a deposit for the property in the amount of $300,000. The balance to close is $2,700,000, which can be paid in installments or in full as determined by the Company. The closing date of this transaction shall take place on or before December 31, 2018 or any date after the expiration of the inspection period. Both parties can terminate the agreement for any reason before the closing date. Within 30 days of termination ShantiNiketan Ashram, Inc. will refund all deposits made by the Company and both entities shall be relieved of all obligations under the agreement.

On March 13, 2018, our wholly owned subsidiary, SN Community Houston, LLC, entered into a commercial property contract for the purchase of real property located in Richmond, TX. The purchase price for the property shall be $4,000,001. On March 15, 2018 the Company made a deposit for the property in the amount of $10,000. There is an additional deposit of $15,000 due on the first business day after a 120-day feasibility period. The balance to close is $3,975,001, which can be paid in full at closing or financed. The financing is subject to $3,150,001 due at the time of closing and the remaining balance of $825,000 to be paid on or before 6 months after closing with 8% interest. The closing date of this contract shall take place on or before January 14, 2019. The Company may terminate the contract for any reason within the 120 day feasibility period. In the event of termination, the seller shall refund to the Company the initial deposit less $100.

Results of Operations

We are a start-up corporation and have no operating history. We have generated no revenue and incurred a loss of $99,517 during the period from July 12, 2017 (inception) to December 31, 2017.

Revenues. We had zero revenues for the period from July 12, 2017 (inception) to December 31, 2017.

Total Operating Expenses. Our operating expenses for the period July 12, 2017 (inception) to December 31, 2017, were $99,517 which consisted of professional fees of $76,718 and general and administrative expenses of $22,799.

Net Loss. Our net loss for the period from July 12, 2017 (inception) to December 31, 2017 was $99,517 as a result of total operating expenses discussed above.

Liquidity and Capital Resources

Liquidity is the ability of an enterprise to generate adequate amounts of cash to meet its needs for cash requirements. We had $38,475 in cash as of December 31, 2017. Our working capital deficit was $74,517 at December 31, 2017. We had assets of $38,475 and total current liabilities of $112,992 at December 31, 2017.

Net cash used in operating activities was $66,525 for the period from July 12, 2017 (inception) to December 31, 2017.

Net cash provided by financing activities was $105,000 for the period from July 12, 2017 (inception) to December 31, 2017 and was attributable to proceeds from related party advances of $80,100 and proceeds from the sale of common stock to our founders of $25,000 less repayments of related party advances of $100.

Capital Resources

Through the offering of 25,000,000 shares of our common stock at $1.00 per share discussed in our Offering Circular dated December 6, 2017, in 2018, we issued 1,183,736 shares of our Common Stock and raised $1,183,736 in gross proceeds. We incurred approximately $85,433 in expenses related to this offering. The remaining proceeds of this offering in the amount of $1,098,303 will be used for working capital purposes, including the funding of the purchase of land for projects we intend to commence in Central Florida and Houston Texas.

We plan to finance the initial phase of construction for each project from the proceeds from pre-sale of rights to condominium units which we estimate to be at least $8.0 million to $10.0 million per project. The initial phase of construction will consist of sitework, common infrastructure improvements, a clubhouse and a condominium structure with 12 units. Additional 12 unit structures will be built upon completion of pre-sales of each 12 unit structure and as working capital permits. Each project is expected to be completed within 48 months from the time a contract for the land is secured.

If we are unable to presell a sufficient number of condominium units, we will have to curtail our future development and marketing plans until we generate cash from pre-sales. As a result, capital raising has been and continues to be essential for our continued operations, sales and marketing efforts and further development of our niche retirement communities. We potentially will have to issue additional debt or equity, or enter into a strategic arrangement with a third party to carry out some aspects of our business plan. There can be no assurance that we will sell a sufficient number of condominium unit pre-sale rights or that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no other such arrangements or plans currently in effect, our inability to pre-sell rights to condominium units or raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company.

Furthermore, if we run into cost overruns or lower than anticipated revenues, we will have to curtail our development plans or raise the funds to pay for these expenses.

Item 3. Directors and Officers

As of the date of this annual report, the names, ages and positions of our executive officers, directors and significant employees are as follows.

Name	Age	Term in Office	Position/Title	Approximate hours per week for part-time employees
Iggy Ignatius	62	July 2017	Executive Chairman and Chairman of the Board of Directors	N/A
Appaswamy (Vino) Pajanor	44	July 2017	President, Chief Executive Officer, Chief Financial Officer and Secretary	N/A
Thomas Pfeiffer	47	July 2017	Director	N/A
Gary Beck	63	July 2017	Director	N/A

Iggy Ignatius. Mr. Ignatius is our founder and was appointed as Executive Chairman and Chairman of the Board of Directors on July 19, 2017. Since 2011, Mr. Ignatius has been the Chairman and President of ShantiNiketan Inc., a pioneer developer and manager of retirement communities for niche markets, having completed sales in two planned 55-plus niche community projects with a combined 174 condominium homes in Florida that focus on Indian culture and food, with a third 55-plus niche community project with 120 condos now under construction with plans to build up to 880 additional units in phases within this community. Previously, Mr. Ignatius had been a software and marketing professional and worked as a consultant for a variety of companies including Centex Homes as a designer and developer of enhanced comprehensive custom software reporting tools and other custom software solutions. In addition, Mr. Ignatius was a developer of resorts in various resort towns in India. Mr. Ignatius received a degree in Mechanical Engineering and a Master of Management Science from the Birla Institute of Technology and Science at Pilani, India and a Masters of Business Administration in Marketing from University of Illinois at Urbana-Champaign, Illinois.

Appaswamy (Vino) Pajanor. Mr. Pajanor was appointed as our President, Chief Executive Officer, Chief Financial Officer and Secretary on July 19, 2017 upon our formation. Mr. Pajanor uses his education and professional experience to assist in creating sustainable and innovative solutions. His strong suits include conceiving, developing and executing strategies that are mission driven, financially viable, growth oriented, measurable and resourcefully leveraged to meet top and bottom-line performance successes.

Prior to joining our company, Mr. Pajanor was the President and Chief Executive Officer of the Housing Opportunities Collaborative, an information clearinghouse of HUD approved housing counseling and all aspects of housing rights and responsibilities. During his tenure at the Housing Opportunities Collaborative, Mr. Pajanor was instrumental in the development of the Virtual Counselor Network (VCN), a virtual counseling platform that is used to deliver counseling services to the community, and to digitally connect social services agencies and partner organizations to the community via the Internet. In addition, Mr. Pajanor is an attorney licensed to practice throughout India, and worked in the law firm of Higgs, Fletcher &Mack LLP in San Diego form 2002 to 2008.

Mr. Pajanor has been involved in a variety of civic projects including work with the St. Vincent De Paul’s Legal Clinic for the homeless where he was awarded the Outstanding Volunteer of the Year Award by St. Vincent De Paul Villages in San Diego in 2001. Also, Mr. Pajanor co-Chaired the Diversity Fellowship Program and Chaired the Ethnic Relations Diversity Committee of the Ethnic Minority Bar Association in San Diego, California, and was instrumental in putting together the San Diego Bar Association’s Diversity Pledge. In addition, Mr. Pajanor served as the Secretary of the Thomas More Law Society from 2004 to 2008 and former Vice President of the South Asian Bar Association in 2003.

Mr. Pajanor received a Juris Doctor from the University of Madras, India, Madras Law College and a Master’s Degree in Law (LL.M.) from the University of San Diego School of Law. In addition. Mr. Pajanor completed the Achieving Excellence in Community Development program, an executive education program at the John F. Kennedy School of Government at Harvard University and NeighborWorks of America. This program provides training for management professionals on the issues of leadership in organizations working to benefit their communities.

Thomas Pfeiffer was appointed to our board of directors upon our formation on July 19, 2017. Since January 2011, Mr. Pfeiffer has been the president/owner of IGGI Builders, LLC, a Florida state licensed general contractor that specializes in building and operating retirement communities for niche markets around the U.S. As president of the company, Mr. Pfeiffer is responsible for directing all aspects of the business including site development, construction of facility, community association organization and management. Previously and since 1999, Mr. Pfeiffer has been engaged in a variety of roles in construction and project management.

Gary F. Beck was appointed to our board of directors upon our formation on July 19, 2017. Mr. Beck’s background includes over 30 years of digital and database marketing leadership roles where he has focused on the development of consumer insights, marketing databases, data mining, customer relationship management and associated capabilities to support marketing strategies. Since March 2009, Mr. Beck has been a principal of Gary F. Beck & Associates, a consulting organization he founded that consults with marketers about corporate strategy and ways to optimize marketing programs by applying database marketing techniques. Mr. Beck’s clients have included American Express, Citibank, Caesars, Clorox, General Electric, General Foods, House of Seagram, IBM, National Semiconductor, Sears Roebuck & Co., Time Inc., United States Postal Service and U.S. West. Previously, Mr. Beck held marketing management roles in a variety of companies and advertising agencies where he was responsible for marketing channels, campaign management and strategy.

Mr. Beck has been a lecturer and author on the topic of database marketing. He has guest lectured at Columbia University’s MBA program, the University of Washington’s MBA program, Virginia Commonwealth University (VCU) and New York University’s (NYU) School of Continuing Education. His articles have been published in DM News, Direct Marketing and the Journal of Direct Marketing. Mr. Beck’s experience in database marketing has led him to be active in the Direct Marketing Association, where he has served as Chairman of the Information Technologies Council from 1996 to 1998, a member of the e-Commerce Advisory Committee from 1998 to 1999 and served as a Board Member from 1999 to 2015 and President from 2009 to 2015 of The Marketing Idea Exchange (MIX), a private, by membership only trade organization.

Mr. Beck earned a Bachelor of Science in Computer Science and Economics from S.U.N.Y. at Stony Brook, and a Master of Science in Industrial Administration from Carnegie Mellon University.

Familial Relationships

Mr. Ignatius, the Chairman of our board of directors, is the father-in-law of Mr. Pajanor, our Chief Executive Officer. There are no other family relationships between any of the executive officers and directors.

Involvement in Certain Legal Proceedings.

None of our directors, executive officers, significant employees or control persons has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2017, we compensated our directors and executive officers as follows:

Name and Principal Name and Position	Cash ($)	Other Compensation ($)	Total ($)
Iggy Ignatius, Executive Chairman and Chairman of the Board of Directors	-	-	-
Appaswamy (Vino) Pajanor, President, Chief Executive Officer, Chief Financial Officer and Secretary	-	-	-
Thomas Pfeiffer, Director	-	-	-
Gary Beck, Director	-	-	-

On January 1, 2018, the Company entered into an employment agreement with the Company’s Chairman of the Board for a salary of $150,000 per annum. Mr. Ignatus’s employment with the Company is “at-will” and may be terminated by either of us without penalty.

On January 1, 2018, the Company entered into an employment agreement with the Company’s chief executive officer and President for a salary of $150,000 per annum. Mr. Pajanor’s employment with the Company is “at-will” and may be terminated by either of us without penalty.

At this time, we do not have any written employment agreement or other formal compensation agreements with our directors other than Mr. Ignatius. Compensation arrangements with these directors are the subject of ongoing development and we will make appropriate additional disclosures as they are further developed and formalized.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets forth information as of April 25, 2018 regarding the beneficial ownership of our common stock by:

●	each person known to us to be the beneficial owner of more than 5% of our Common Stock;

●	each named executive officer;

●	each of our directors; and

●	all of our executive officers and directors as a group.

We have based our calculation of the percentage of beneficial ownership on 26,183,836 shares of our common stock outstanding as of April 25, 2018. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Common Stock subject to options or issuable upon conversion of preferred stock held by that person that are currently exercisable or exercisable within 60 days of April 25, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner
5% Stockholders:
Iggy Ignatius(1)	20,120,100	76.8%

Directors and Named Executive Officers:
Iggy Ignatius(1)	20,120,100	76.8%
Appaswamy (Vino) Pajanor(2)	1,220,000	4.7%
Thomas Pfeiffer	-	-
Gary F. Beck	-	-
All named executive officers and directors as a group (four persons)	21,340,100	81.5%

(1)	The number of shares beneficially owned by Mr. Ignatius includes 20,120,100 shares of common stock held by the revocable Iggy Ignatius Family Trust dated November 1, 2015 (the “Iggy Ignatius Trust”). Mr. Ignatius is the settlor and sole trustee of the Iggy Ignatius Trust and is deemed to have voting and dispositive power of all securities beneficially owned by such trust.

(2)	Shares are owned by Mr. Pajanor’s spouse.

Item 5. Interest of Management and Others in Certain Transactions

In connection with our formation, on July 19, 2017, the Company entered into a license agreement (“License Agreement”) with Iggy Ignatius Family Trust Dated November 13, 2015 (The “Iggy Ignatius Trust”), a trust controlled by Iggy Ignatius, the Company’s chairman of the board of directors and majority shareholder. Pursuant to the License Agreement, for no consideration, the Company has the non-exclusive right to use the ShantiNiketan intellectual property consisting of trademarks, brand names, copyrights, slogans, trade dress, patents, advertisements, for of sales contracts, condominium documents, building and engineering plans and designs owned by or registered in the name of licensed to, applied for by, or used in connection with the ShantiNiketan branded retirement communities. The License Agreement is effective on July 19, 2017 and shall be valid for one year, and automatically extended on a year-to-year basis, unless terminated in writing by either party at least thirty days prior to expiration date.

As of December 31 2017, the Company owed $80,000 to an affiliate controlled by the Company’s Chairman of the Board of Directors.

The Company utilizes office space that is leased by an affiliate that is controlled by the Company’s Chairman of the Board of Directors at no cost to the Company.

The 25,000,100 shares of the Company’s common stock issued in connection with the formation of the Company are subject to a shareholders’ agreement dated July 19, 2017 pursuant to which four family members owning an aggregate of 4,880,000 shares of the Company’s common stock agreed to take all actions within their respective power to elect Iggy Ignatius, our Executive Chairman, and one or more persons nominated by him as a member of the board of directors of the Company. In addition, Mr. Ignatius has a right of first refusal to purchase the above 4,880,000 shares of the Company’s common stock from the family members.

On January 16, 2018 the Company entered into a purchase and sales agreement with ShantiNiketan Ashram, Inc., a non-profit organization controlled by the Company’s Chairman of the Board of Director, for the purchase of real property. The purchase price for the property shall be $3,000,000. In January 2018, the Company made a deposit for the property in the amount of $300,000. The balance to close is $2,700,000, which can be paid in installments or in full as determined by the Company. The closing date of this transaction shall take place on or before December 31, 2018 or any date after the expiration of the inspection period. Both parties can terminate the agreement for any reason before the closing date. Within 30 days of termination ShantiNiketan Ashram, Inc. will refund all deposits made by the Company and both entities shall be relieved of all obligations under the agreement.

On August 25, 2017, the Company’s Chairman of the Board and majority shareholder and the Company’s Chief Executive Officer (collectively referred to as the “Members”) formed SN Community Houston, LLC, a Texas limited liability company. On March 14, 2018, the Company and the Members entered into Capital Contribution Agreements and Assignment Agreements whereby the Members assigned 100% of their interests in SN Community Houston, LLC to the Company. Accordingly, on March 14, 2018, SN Community Houston, LLC became a wholly-owned subsidiary of the Company. On the date of the transfer, SN Community Houston, LLC had not commenced operations and had no assets or liabilities.

On March 13, 2018, SN Community Houston, LLC entered into a commercial property contract for the purchase of real property located in Richmond, TX. The purchase price for the property shall be $4,000,001. On March 15, 2018 the Company made a deposit for the property in the amount of $10,000. There is an additional deposit of $15,000 due on the first business day after a 120-day feasibility period. The balance to close is $3,975,001, which can be paid in full at closing or financed. The financing is subject to $3,150,001 due at the time of closing and the remaining balance of $825,000 to be paid on or before 6 months after closing with 8% interest. The closing date of this contract shall take place on or before January 14, 2019. The Company may terminate the contract for any reason within the 120 day feasibility period. In the event of termination, the seller shall refund to the Company the initial deposit less $100.

Indemnification Agreements

We intend to enter into indemnification agreements with or have contractual obligations to provide indemnification to each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements require us, among other things, to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our Board of Directors to the maximum extent allowed under Nevada law.

Item 6. Other Information

None

Item 7. Financial Statements

See Financial Statements appearing on pages F-1 through F- 12 of this annual report on Form 1-K.

Item 8. Exhibits

Exhibit No.	Exhibit Description

2.1	Amended and Restated Articles of Incorporation of ShantiNiketan International Corporation filed on August 28, 2017, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on August 30, 2017.

2.2	Bylaws of ShantiNiketan International Corporation, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on August 30, 2017.

4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on August 30, 2017.

5.1	Shareholders Agreement between ShantiNiketan International Corporation, the Iggy Ignatius Family Trust dated November 13, 2015, Devikarani Ignatius, Jeffrey Ignatius Family Trust dated August 24, 2015, Devikarani Ignatius, Jeffrey Ignatius Family Trust dated August 24, 2015, Shirley Pajanor and Jennifer Rajendran (Incorporated by reference to Exhibit 5.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on October 5, 2017.

6.1(a)	License Agreement between ShantiNiketan International Corporation and the Iggy Ignatius Family Trust dated November 13, 2015, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on October 5, 2017

6.1(b)*	Purchase and Sales Agreement between ShantiNiketan Ashram, Inc. and ShantiNiketan International Corporation dated January 18, 2018.

6.1(c)*	Commercial Contract – Unimproved Property between Gujarati Samaj of Houston Inc. and SN Community Houston, LLC dated March 8, 2018.

6.1(d)*	Capital Contribution Agreement effective as of March 14, 2018 between ShantiNiketan International Corporation and Iggy Ignatius as trustee of the Iggy Ignatius Family Trust dated November 1, 2015.

6.1(e)*	Capital Contribution Agreement effective as of March 14, 2018 between ShantiNiketan International Corporation and Appaswamy (Vino) Pajanor.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANTINIKETAN INTERNATIONAL CORPORATION

By:	/s/ Appaswamy “Vino” Pajanor
Appaswamy “Vino” Pajanor,
Chief Executive Officer

Date: April 27, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

Name	Title	Date

	Chief Executive Officer, President and Chief Financial (Principal Executive Officer and Principal Financial and	April 27, 2018
/s/ Appaswamy “Vino” Pajanor	Accounting Officer)
Appaswamy “Vino” Pajanor

/s/ Iggy Ignatius	Executive Chairman and Chairman of the Board of Directors	April 27, 2018
Iggy Ignatius

/s/ Gary F. Beck	Director	April 27, 2018
Gary F. Beck

/s/ Thomas Pfeiffer	Director	April 27, 2018
Thomas Pfeiffer

SHANTINIKETAN INTERNATIONAL CORPORATION

FINANCIAL STATEMENTS

December 31, 2017

SHANTINIKETAN INTERNATIONAL CORPORATION

INDEX TO FINANCIAL STATEMENTS

December 31, 2017

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of:

ShantiNiketan International Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of ShantiNiketan International Corporation (the “Company”) as of December 31, 2017, the related statements of operations, changes in stockholders’ deficit and cash flows, for the period from July 12, 2017 (inception) to December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from July 12, 2017 (inception) to December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in a development stage and has a net loss and net cash used in operations for the period from July 12, 2017 (inception) to December 31, 2017, of $99,517 and $66,525, respectively, has no revenues and has not commenced operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regards to these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

F-2

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2017.

Boca Raton, Florida

April 13, 2018

F-3

SHANTINIKETAN INTERNATIONAL CORPORATION

BALANCE SHEET

December 31, 2017

ASSETS
CURRENT ASSETS:
Cash	$38,475

TOTAL CURRENT ASSETS	38,475

TOTAL ASSETS	$38,475

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$32,992
Due to related party	80,000

TOTAL CURRENT LIABILITIES	112,992

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS’ DEFICIT:
Preferred stock, $.001 par value, 10,000,000 shares authorized, No shares issued and outstanding at December 31, 2017	-
Common stock, $.001 par value, 300,000,000 shares authorized, 25,000,100 shares issued and outstanding at December 31, 2017	25,000
Accumulated deficit	(99,517)

TOTAL STOCKHOLDERS’ DEFICIT	(74,517)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$38,475

The accompanying notes to the financial statements are an integral part of these statements.

F-4

SHANTINIKETAN INTERNATIONAL CORPORATION

STATEMENT OF OPERATIONS

For the Period From July 12, 2017 (Inception) to December 31, 2017

Revenues	$-

Operating Expenses:
General and administrative	22,799
Professional Services	76,718

Total Operating Expenses	99,517

Loss from Operations	(99,517)

Net Loss	$(99,517)

Net loss per common share, basic and diluted	$(0.00)

Weighted average number of common shares outstanding:
Basic and diluted	25,000,100

The accompanying notes to the financial statements are an integral part of these statements.

F-5

SHANTINIKETAN INTERNATIONAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD FROM JULY 12, 2017 (INCEPTION) TO DECEMBER 31, 2017

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance at July 12. 2017 (Inception)	-	$-	$-	$-	$-

Common stock issued for cash to founders	25,000,100	25,000	-	-	25,000

Net loss	-	-	-	(99,517)	(99,517)

Balance at December 31, 2017	25,000,100	$25,000	$-	$(99,517)	$(74,517)

The accompanying notes to the financial statements are an integral part of these statements.

F-6

SHANTINIKETAN INTERNATIONAL CORPORATION

STATEMENT OF CASH FLOWS

For the Period From July 12, 2017 (Inception) to December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(99,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	32,992

NET CASH USED IN OPERATING ACTIVITIES	(66,525)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	25,000
Proceeds from related party advances	80,100
Repayment to related party	(100)

NET CASH PROVIDED BY FINANCING ACTIVITIES	105,000

NET INCREASE IN CASH	38,475

Cash, beginning of period	-

Cash, end of period	$38,475

SUPPLEMENTAL DISCLOSURES:
Interest paid	$-
Income taxes paid	$-

The accompanying notes to the financial statements are an integral part of these statements

F-7

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization

ShantiNiketan International Corporation (the “Company”) is a corporation that was organized under the laws of the State of Nevada on July 12, 2017. The Company is a start-up corporation and has no operating history and plans on providing quality retirement condominium homes to niche markets, especially to immigrants from the Indian sub-continent, in the U.S. and around the world. The Company plans on buying land and developing communities for adults 55 and older.

The Company has not commenced planned principal operations. The Company’s activities since inception include devoting substantially all of its efforts to business planning and development activities to launch its plan to raise capital. The Company has not generated revenues from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in our accompanying financial statements, the Company had a net loss and net cash used in operations of $99,517 and $66,525, respectively, for the period from July 12, 2017 (inception) to December 31, 2017, had no revenues, and has not commenced operations. The working capital deficit, accumulated deficit and stockholders’ deficit was $74,517, $99,517 and $74,517, respectively. Management believes that these matters raise substantial doubt about the Company’s ability to continue as a going concern for twelve months from the issuance date of this report. Management cannot provide assurance that it will ultimately achieve profitable operations.

Subsequently the Company has raised $1,183,736 through sales of common stock during the period from January 5, 2018 to April 10, 2018. The Company will seek to raise additional capital through additional debt and/or equity financings in its ongoing “Tier 2 Offering” under Regulation A to continue to fund its operations in the future. If the Company is unable to raise additional capital or secure funding in the near future, management expects that the Company will need to curtail or cease operations. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company did not have any significant estimates during the period from July 12, 2017 (inception) to December 31, 2017.

Fair value of financial instruments and fair value measurements

FASB ASC 820 — Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 requires disclosures about the fair value of all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on December 31, 2017. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

F-8

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The three levels of the fair value hierarchy are as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses, and due to related party approximate their fair market value based on the short-term maturity of these instruments.

Cash and cash equivalent

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents. At December 31, 2017, the Company did not have any cash equivalents.

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. There were no balances in excess of FDIC insured levels as of December 31, 2017. The Company has not experienced any losses in such accounts.

Advertising expense

Advertising cost is expensed as incurred. For the period from July 12, 2017 (inception) to December 31, 2017, advertising expenses amounted to $15,000.

Income taxes

The Company accounts for income tax using the liability method prescribed by ASC 740, “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”), a tax reform bill which, among other items, reduces the current federal income tax rate to 21% from 34% was signed into law. The rate reduction is effective January 1, 2018, and is permanent. The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. Since the Company has provided a full valuation allowance against its deferred tax assets, the revaluation of the deferred tax assets did not have a material impact on any period presented. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

F-9

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Basic and diluted net loss per share

Pursuant to ASC 260-10-45, basic net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the periods presented. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. At December 31, 2017, the Company did not have any common stock equivalents.

Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of preferred stock, $.001 par value. The Company’s board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the Preferred Stock or any series thereof.

Common stock issued for cash

On July 12, 2017 (inception), the Company issued 25,000,100 shares of its common stock to the Company’s founders for cash of $25,000, or $0.001 per share.

NOTE 4 – INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax asset at December 31, 2017 consists of net operating loss carryforwards. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”), a tax reform bill which, among other items, reduces the current federal income tax rate to 21% from 34% was signed into law. The rate reduction is effective January 1, 2018, and is permanent. The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. Since the Company has provided a full valuation allowance against its deferred tax assets, the revaluation of the deferred tax assets did not have a material impact on any period presented. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

As a result of the reduction of the federal corporate income tax rate, the Company reduced the value of its net deferred tax asset by $12,937 which was recorded as a corresponding reduction to the valuation allowance during the fourth quarter of 2017.

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SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

The items accounting for the difference between income taxes at the effective statutory rate of 34% and the provision for income taxes for the period from July 12, 2017 (inception) to December 31, 2017 were as follows:

For the period from July 12, 2017 (inception) to December 31, 2017
Income tax benefit at U.S. statutory rate of 34%	$(33,836)
Income tax benefit – state	(4,976)
Change in effective Federal rate	12,937
Change in valuation allowance	25,875
Total provision for income tax	$-

The Company’s approximate net deferred tax assets as of December 31, 2017 were as follows:

December 31, 2017
Deferred Tax Assets:
Net operating loss carryforward	$25,875
Total deferred tax assets	25,875
Valuation allowance	(25,875)
Net deferred tax assets	$-

The estimated net operating loss carryforward was approximately $99,517 at December 31, 2017. The Company provided a valuation allowance equal to the net deferred income tax asset for the period ended December 31, 2017 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the valuation allowance was $25,875. The potential tax benefit arising from the tax loss carryforward will expire in 2037.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company has no corporate income tax returns subject to Internal Revenue Service examination.

NOTE 5 – RELATED PARTY TRANSACTIONS

In connection with the formation of the Company, on July 19, 2017, the Company entered into a license agreement (“License Agreement”) with Iggy Ignatius Family Trust Dated November 13, 2015 (The “Iggy Ignatius Trust”), a trust controlled by Iggy Ignatius, the Company’s chairman of the board of directors and majority shareholder. Pursuant to the License Agreement, for no consideration, the Company has the non-exclusive right to use the ShantiNiketan intellectual property consisting of trademarks, brand names, copyrights, slogans, trade dress, patents, advertisements, sales contracts, condominium documents, building and engineering plans and designs owned by or registered in the name of licensed to, applied for by, or used in connection with the ShantiNiketan branded retirement communities. The License Agreement is effective on July 19, 2017 and shall be valid for one year, and automatically extended on a year-to-year basis, unless terminated in writing by either party at least thirty days prior to expiration date.

As of December 31, 2017, the Company owed $80,000 to an affiliate controlled by the Company’s Chairman of the Board of Directors.

The Company utilizes office space that is leased by an affiliate that is controlled by the Company’s Chairman of the Board of Directors at no cost to the Company.

The 25,000,100 shares of the Company’s common stock issued in connection with the formation of the Company are subject to a shareholders’ agreement dated July 19, 2017 pursuant to which four family members owning an aggregate of 4,880,000 shares of the Company’s common stock agreed to take all actions within their respective power to elect Iggy Ignatius and one more person nominated by him as a member of the board of directors of the Company. In addition, Mr. Ignatius has a right of first refusal to purchase the above 4,880,000 shares of the Company’s common stock from family members.

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SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in litigation related to claims arising out of its operations in the normal course of business. As of December 31, 2017, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of the operations.

NOTE 7 – SUBSEQUENT EVENTS

Sales of Common Stock

During the period January 5, 2018 to April 10, 2018, the Company issued 1,183,736 common shares at a price of $1.00 per share for gross proceeds of $1,183,736 pursuant to the Regulation A offering.

Related Party Transaction

On January 1, 2018 the Company entered into an employment agreement with Iggy Ignatius, the Company’s Executive Chairman of the Board, for a salary of $150,000 per annum commencing on January 2, 2018. Mr. Ignatus’s employment with the Company is “at-will” and may be terminated by either of us without penalty.

On January 1, 2018 the Company entered into an employment agreement with Appaswamy “Vino” Pajanor, the Company’s chief executive officer and President for a salary of $150,000 per annum commencing on January 2, 2018. Mr. Pajanor’s employment with the Company is “at-will” and may be terminated by either of us without penalty.

On January 16, 2018 the Company and ShantiNiketan Ashram, Inc., a Florida non-profit corporation controlled by the Company’s Chairman of the Board of Director, entered into a purchase and sales agreement for the purchase of real property in Central Florida. The property is approximately 17 acres of unimproved land that the Company plans to use to develop a ShantiNiketan themed retirement community. The purchase price for the property is $3,000,000 and is being sold in as-is condition. In January 2018, the Company made a deposit for the property in the amount of $300,000. The balance to close is $2,700,000, which can be paid in installments or in full as determined by the Company. The closing date of this transaction shall take place on or before December 31, 2018 or any date after the expiration of the inspection period. The inspection period expires on December 31, 2018. Both parties can terminate the agreement for any reason before the closing date. Within 30 days of termination ShantiNiketan Ashram, Inc. will refund all deposits made by the Company and both entities shall be relieved of all obligations under the agreement.

On August 25, 2017, the Company’s Chairman of the Board and majority shareholder and the Company’s Chief Executive Officer (collectively referred to as the “Members”) formed SN Community Houston, LLC, a Texas limited liability company. On March 14, 2018, the Company and the Members entered into Capital Contribution Agreements and Assignment Agreements whereby the Members assigned 100% of their interests in SN Community Houston, LLC to the Company. Accordingly, on March 14, 2018, SN Community Houston, LLC became a wholly-owned subsidiary of the Company. On the date of the transfer, SN Community Houston, LLC had not commenced operations and had no assets or liabilities.

On March 13, 2018 SN Community Houston, LLC entered into a commercial property contract for the purchase of real property located in Richmond, TX. The purchase price for the property shall be $4,000,001. On March 15, 2018 the Company made a deposit for the property in the amount of $10,000. There is an additional deposit of $15,000 due on the first business day after a 120-day feasibility period. The balance to close is $3,975,001, which can be paid in full at closing or financed. The financing is subject to $3,150,001 due at the time of closing and the remaining balance of $825,000 to be paid on or before 6 months after closing with 8% interest. The closing date of this contract shall take place on or before January 14, 2019. The Company may terminate the contract for any reason within the 120 day feasibility period. In the event of termination, the seller shall refund to the Company the initial deposit less $100.

Management has evaluated all subsequent activities through April 13, 2018, the date the financial statements were available to be issued and concluded no additional subsequent events have occurred that would require recognition or disclosure in these financial statements.

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